james grandolfo Partner – Milbank LLP Registered Foreign Lawyer (New York) 30/F Alexandra House | 18 Chater Road | Central | Hong Kong T: +852.2971.4848 jgrandolfo@milbank.com | milbank.com

CONFIDENTIAL SUBMISSION VIA eDGAR

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

January 31, 2025

Re:	Hotel101 Global Holdings Corp. (CIK No. 0002054507)

Hotel101 Global Pte. Ltd. (CIK No. 0002053926)

Draft Registration Statement on Form F-4

Dear Sir/Madam,

On behalf of our clients, Hotel101 Global Holdings Corp., a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”) and Hotel101 Global Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore (together, the “Co-Registrants”), we are hereby submitting a draft registration statement on Form F-4 (the “Draft Registration Statement”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential, nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). The Draft Registration Statement submitted herewith relates to the proposed registration in the United States of common shares of the Company to be offered in connection with the proposed business combination with JVSPAC Acquisition Corp.

The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act. Each of the Co-Registrants also confirms that it will undertake to publicly file the Draft Registration Statement and all non-public draft submissions submitted on a confidential basis at least 15 days prior to any road show in connection with the offering, or, in the absence of a road show, at least 15 days prior to the anticipated effective date of the registration statement.

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852 2971 4848 or via e-mail at jgrandolfo@milbank.com.

January 31, 2025	Page 2

Very truly yours,

/s/ James Grandolfo

cc:	Marriana Henares Yulo, Hotel101 Global Holdings Corp.

Marriana Henares Yulo, Hotel101 Global Pte. Ltd.

Albert Wong, JVSPAC Acquisition Corp.

Giovanni Caruso, Loeb & Loeb LLP